Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277034

PROSPECTUS SUPPLEMENT
(to Prospectus Supplement dated June 11, 2024)
(to Prospectus Supplement dated May 20, 2024)
(to Prospectus dated May 6, 2024)

Up to $9,858,269
Common Stock

NAUTICUS ROBOTICS, INC.

This prospectus supplement is being filed to update, amend, and supplement certain information in the prospectus dated May 6, 2024 as supplemented by the prospectus supplement dated May 20, 2024 and the prospectus supplement dated June 11, 2024.

We previously entered into an At The Market Offering Agreement (the Sales Agreement), with H.C. Wainwright & Co., LLC, or Wainwright, relating to shares of our common stock, $0.0001 par value per share. In accordance with the terms of the Sales Agreement, we may now offer and sell shares of our common stock having an aggregate offering price of up to $9,858,269 from time to time through or to Wainwright, acting as agent or principal. From May 20, 2024 through June 11, 2024, the Company issued and sold 43,136,957 shares under this offering for gross proceeds of approximately $8.4 million and net proceeds of approximately $8.0 million, after deducting commissions and offering expenses. As a result, as of June 11, 2024, shares of our common stock with an aggregate offering price of up to approximately $1.5 million remain available for sale in accordance with the terms of the Sales Agreement. You should read this prospectus supplement as well as the prospectus supplement dated May 20, 2024, the prospectus supplement dated June 11, 2024 and the accompanying prospectus, as well as the documents incorporated or deemed to be incorporated by reference herein or therein, before you invest.

Our common stock is traded on the Nasdaq Capital Market under the symbol “KITT.” On June 11, 2024, the closing price of our common stock was $0.27 per share.

Sales of our common stock, if any, under this prospectus supplement may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act), including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by applicable law. Wainwright is not required to sell any specific number or dollar amount of securities but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Wainwright and us. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

S-i

The compensation to Wainwright for sales of common stock sold pursuant to the Sales Agreement will be at a fixed commission rate of 3.0% of the gross proceeds of any shares of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The aggregate market value of the outstanding shares of our common stock held by non-affiliates is approximately $29,574,807, which was calculated in accordance with General Instruction I.B.6 of Form S-3 and is based on 109,536,324 shares outstanding held by non-affiliates, and a price per share of $0.27, which was the last reported sale price of our common stock on the Nasdaq Capital Market on June 11, 2024. Pursuant to General Instruction I.B.6 of Form S-3, in no event will the aggregate market value of securities sold by us or on our behalf in a primary offering pursuant to the registration statement of which this prospectus forms a part during any 12-calendar-month period exceed one-third of the aggregate market value of our common stock held by non-affiliates, so long as the aggregate market value of our common stock held by non-affiliates is less than $75.0 million. During the 12 calendar months prior to and including the date of this prospectus, we have offered and sold common stock with gross proceeds of $8.4 million pursuant to General Instruction I.B.6 of Form S-3. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to approximately $1.5 million from time to time through Wainwright. If our public float increases such that we may sell additional amounts under the Sales Agreement and the prospectus, of which the prospectus supplement, as amended by this amendment, is a part, we will file another amendment to the prospectus supplement prior to making additional sales.

We are an emerging growth company and a smaller reporting company as defined under federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our securities involves certain risks. See “Risk Factors” on page S-4 of the prospectus supplement and on page 1 of the accompanying prospectus, and in the documents incorporated by reference herein dated May 20, 2024 and therein, for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

H.C. Wainwright & Co.

 The date of this prospectus supplement is June 12, 2024.

S-ii

THE OFFERING

Common stock offered by us
Shares of our common stock having an aggregate offering price of up to $9,858,269 or up to 5,570,767 additional shares, assuming sales of approximately $1.5 million at a price of $0.27 per share, which was the closing price of our common stock on the Nasdaq on June 11, 2024. The actual number of shares issued will vary depending on the sales price under this offering. From May 20, 2024 through June 11, 2024, the Company issued and sold 43,136,957 shares under this offering for gross proceeds of approximately $8.4 million and net proceeds of approximately $8.0 million, after deducting commissions and offering expenses.

Shares Available	As of June 11, 2024, shares of our common stock with an aggregate offering price of up to approximately $1.5 million remain available for sale in accordance with the terms of the Sales Agreement.

Common stock to be outstanding immediately after the offering
Up to 132,351,853 shares, assuming sales of 5,570,767 shares at a price of $0.27 per share, which was the closing price of our common stock on the Nasdaq Capital Market on June 11, 2024, and excludes as of such date:

•2,555,470 shares of common stock issuable upon exercise of stock options outstanding under our equity incentive plans, with a weighted-average exercise price of $1.74 per share;

•21,009,124 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $8.65 per share;

•93,590,805 shares of common stock issuable upon conversion of outstanding convertible debentures.

•25,703,621 shares of common stock issuable upon conversion of outstanding convertible term loans; and

•14,875,567 shares of common stock available for future issuance under our 2022 Omnibus Incentive Plan.

Plan of Distribution	“At the market offering” that may be made from time to time through or to Wainwright, as sales agent or principal. See “Plan of Distribution” in this prospectus supplement.

Use of Proceeds	We intend to use the net proceeds, if any, from this offering for working capital and general corporate purposes. See “Use of Proceeds” in the prospectus supplement dated May 20, 2024.

Risk Factors	Investing in our common stock involves significant risks. Please read the information contained in and incorporated by reference under the heading “Risk Factors” on page S-3 of the prospectus supplement dated May 20, 2024 and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement, together with the other information included in or incorporated by reference into this prospectus supplement, before deciding whether to invest in our common stock.

The Nasdaq Capital Market Symbol	KITT

DILUTION
 If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.
 The net tangible book value of our common stock as of March 31, 2024 was approximately $(39,502,989), or approximately $(0.689) per share of our common stock. Net tangible book value per share represents the quotient calculated by dividing (i) our total tangible assets less total liabilities by (ii) the total number of shares of our common stock outstanding as of March 31, 2024.

After giving effect to the subsequent cashless exercise of warrants resulting in the issuance of 16,461,186 shares of common stock, the conversion of convertible debentures (representing principal of $794,231 and accrued and unpaid interest of $14,778) resulting in the issuance of 8,186,970 shares of common stock, and the issuance and sale of 43,136,957 shares of common stock in this offering prior to the date of this prospectus supplement resulting in net proceeds of approximately $8.0 million, our pro forma net tangible book value on March 31, 2024, would have been approximately $(31,410,041), or $(0.248) per share.

After giving further effect to the sale of 5,570,767 shares of common stock in this offering at an assumed public offering price of $0.27 per share, the last reported sale price of our common stock on the Nasdaq Capital Market on June 11, 2024, and after deducting commissions and estimated aggregate offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2024 would have been approximately $(29,967,849), or approximately $(0.226) per share. This represents an immediate increase in net tangible book value of approximately $0.463 per share to our existing stockholders and an immediate dilution in as adjusted pro forma net tangible book value of approximately $0.457 per share to investors participating in this offering, as illustrated by the following table:

Assumed public offering price per share of our common stock	$0.2700
Net tangible book value per share of our common stock as of March 31, 2024	-$0.689
Pro forma net tangible book value per share after giving effect to the warrant exercises, conversion of convertible debentures, and issuances in this offering	-$0.248
Increase in net tangible book value per share of our common stock attributable to investors participating in this offering	$0.463
As adjusted pro forma net tangible book value per share of our common stock as of March 31, 2024 after giving effect to this offering	-$0.226
Dilution in as adjusted pro forma net tangible book value per share of our common stock to investors in this offering	$0.496
 The table above assumes for illustrative purposes that an aggregate of 5,570,767 shares of our common stock are sold at a price of $0.27 per share, the last reported sales price of our Common Stock on the Nasdaq Capital

Market on June 11, 2024, for aggregate gross proceeds of approximately $1.5 million. The shares sold in this offering, if any, will be sold from time to time at various prices.
The above discussion and table are based on 57,317,025 actual shares of common stock outstanding as of March 31, 2024, 115,079,215 shares of common stock outstanding on a pro forma basis after giving effect to the subsequent exercise of warrants, conversion of convertible debentures, and sale of shares of common stock in this offering as described above, and excludes in each case:

•2,555,470 shares of common stock issuable upon exercise of stock options outstanding under our equity incentive plans, with a weighted-average exercise price of $1.74 per share;

•21,009,124 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $8.65 per share;

•93,590,805 shares of common stock issuable upon conversion of outstanding convertible debentures;

•25,703,621 shares of common stock issuable upon conversion of outstanding convertible term loans; and

•14,875,567 shares of common stock available for future issuance under our 2022 Omnibus Incentive Plan.
 To the extent that any of these outstanding securities are exercised or converted or we issue additional securities under our equity incentive plans, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity, equity-linked securities, or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

PLAN OF DISTRIBUTION
We have entered into an At The Market Offering Agreement (the Sales Agreement) with Wainwright under which we may issue and sell shares of our common stock having an aggregate gross sales price of up to $9,858,269 from time to time through or to Wainwright acting as agent or principal. As of June 12, 2024, shares of our common stock with an aggregate offering price of up to approximately $1.5 million remain available for sale under the Sales Agreement.
Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Wainwright may sell our common stock by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act), including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, and/or in any other method permitted by applicable law. We may instruct Wainwright not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or Wainwright may suspend the offering of common stock upon notice and subject to other conditions.
We will pay Wainwright commissions, in cash, for its services in acting as agent in the sale of our common stock. Wainwright will be entitled to compensation at a fixed commission rate of 3.0% of the gross sales price per share sold. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions, and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse Wainwright for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed $70,000 and up to $2,500 per calendar quarter. We estimate that the total expenses for the offering, excluding compensation and reimbursement payable to Wainwright under the terms of the Sales Agreement, will be approximately $250,000.
Settlement for sales of common stock will occur on the first trading day following the date on which any sales are made (or any such shorter settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time), or on some other date that is agreed upon by us and Wainwright, in return for payment of the net proceeds to us. Sales of our common stock as contemplated in this prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and Wainwright may agree upon. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement.
Wainwright will use its commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase the common stock shares under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the sale of the common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Wainwright against certain civil liabilities, including liabilities under the Securities Act.
The offering of our common stock pursuant to the Sales Agreement will terminate upon the earlier of the sale of all of the shares of our common stock provided for in this prospectus supplement or the termination of the Sales Agreement as permitted therein.
To the extent required by Regulation M, Wainwright will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus in violation of Regulation M. Wainwright and its affiliates may provide various investment banking, commercial banking, and other financial services for us and our affiliates, for which services they may in the future receive customary fees.
The At The Market Offering Agreement has been filed as an exhibit to a Current Report on Form 8-K on May 20, 2024. This prospectus supplement in electronic format may be made available on a website maintained by Wainwright, and Wainwright may distribute this prospectus supplement electronically.